indie Semiconductor, Inc.

32 Journey

Aliso Viejo, California 92656

Telephone: (949) 608-0854

November 22, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Evan Ewing

Re:	indie Semiconductor, Inc.
Withdrawal of Registration Statement on Form S-1
Filed on November 15, 2021
File No. 333-261057

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), indie Semiconductor, Inc. (the “Company”) hereby requests that the above-captioned Registration Statement on Form S-1 together with all amendments and exhibits thereto (File No. 333-261057), initially filed with the Securities and Exchange Commission (the “Commission”) on November 15, 2021 (the “Registration Statement”), be withdrawn effective immediately.

The Company is requesting withdrawal of the Registration Statement to address an administrative filing error by the Company’s filing agent affecting the Registration Statement. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities were issued or sold pursuant to the Registration Statement. The Company intends to promptly re-file the registration statement.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the Company’s counsel Jonathan H. Talcott of Nelson Mullins Riley & Scarborough LLP via email at jon.talcott@nelsonmullins.com or via facsimile at (202) 689-2860. Pursuant to Rule 477(b) of the Securities Act, the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this withdrawal or if you require any additional information, please contact Jonathan Talcott at (202) 689-2806. Thank you for your assistance.

Very truly yours,

indie Semiconductor, Inc.

By:	/s/ Thomas Schiller
Thomas Schiller
Chief Financial Officer

cc:

Jonathan H. Talcott

Nelson Mullins Riley & Scarborough LLP